Cascades Inc. 404 Marie-Victorin Blvd., Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com • info@cascades.com

May 12, 2009

VIA EDGAR

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Ms. Celia Blye, Chief

Office of Global Security Risk

Re: Cascades Inc.

Form 40-F for the Fiscal Year Ended December 31, 2008

Filed March 30, 2009

File No. 333-105024

Dear Ms. Blye:

Set forth below are the responses of Cascades Inc. (“Cascades” or the “Company”) to the comments of the staff ( the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Christian Dubé, Vice President and Chief Financial Officer, dated April 28, 2009, relating to the Company’s Form 40-F for the fiscal year ended December 31, 2008 (the “Form 40-F”) filed March 30, 2009. For ease of reference, the Company’s response is prefaced by the text of the comments in Staff’s letter.

General

1.              We note from disclosure on page 9 of your Annual Information Form that your Cascades recovery division has exports to Cuba. Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to Cuba, and any agreements, commercial arrangements, or other contacts you have had with the government of Cuba or entities controlled by the government.

Response:

Cascades through its recovery division, Cascades Recovery, a division of Cascades Canada Inc., (a non-U.S. subsidiary) does not sell, nor does it anticipate selling, any of its products (namely paper rolls (job lots)) directly to retailers or wholesalers in Cuba. Cascades also does not have, and does not anticipate having, agents or distributors for its products in or into Cuba. The Company does not maintain direct contacts or have any agreements or commercial arrangements, and does not anticipate having any such contracts, agreements or arrangements, with any entities located in or controlled by the government of Cuba. We note that a single customer (located in Canada) of Cascades’ recovery division, to whom Cascades sold an immaterial amount of paper rolls (job lots) in 2008, resells products into various countries in the Caribbean and, therefore, this third-party customer may have business contacts in Cuba.  Cascades is not aware of any such contacts that this third-party customer may have in Cuba.  As Cascades does not sell its products to customers in Cuba, it recognizes that it was incorrect to refer to sales in Cuba, as indicated on page 9 of the Annual Information Form. As such, Cascades will not refer to sales in Cuba in future filings.

2. We also note from your 2005 Form F-4 that you maintain sales offices in Europe with exclusive agents who provide sales coverage and customer service for the Middle East and North Africa. We could not locate any information on these regions in your Form 40-F. Iran and Syria, located in the Middle East, and Sudan, located in North Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide the same information requested in the above comment with respect to any contacts with Iran, Syria and Sudan.

Response:

Cascades no longer maintains any sales offices in the Middle East and North Africa. The Company does not have or maintain direct contacts, or have any agreements or commercial arrangements, nor does it anticipate having any such agreements or commercial arrangements with any entities located in or controlled by the governments of Iran, Syria or Sudan. All sales activities referred to in our 2005 Form F-4 have been subsequently transferred to Careo Srl., (“Careo”), a sales entity with offices located in Europe in which Cascades’ French subsidiary Cascades SAS has a thirty percent (30%) interest and Reno de Medici. S.p.A., (“Reno”), an Italian company, has a seventy percent (70%) interest.  Cascades indirectly owns a thirty-three percent (33%) interest in Reno.  The products sold by Careo consist of recycled cartonboard for the folding carton industry and virgin fibre material.  The products sold by Careo are sold through a trading group in Europe, namely in Austria, who resells the products to its customers, including customers in the Middle East.  Similarly, Reno sells certain products through trading groups who resell products to their customers, including customers in the Middle East. The end-users of these products, therefore, may have business contacts in Iran or Syria.  Cascades has no knowledge of, and is not aware of, any such contacts.  Additionally, sales to these trading groups were minimal and are immaterial (significantly less than one-half of one percent of Cascades’ sales).

3. Please discuss the materiality of any contacts with Cuba, Iran, Syria or Sudan described in response to the foregoing comments. In your response, tell us whether those contacts constitute a material investment risk for your security holders. You should address materiality both in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria or Sudan.

Response:

The matters raised by Staff’s letter relating to any contacts in certain countries do not pose a material investment risk to Cascades’  securityholders. We are of the view that any indirect sales by Cascades or related entities into these countries are immaterial to Cascades from both a quantitative and qualitative perspective.  We do not believe this type of information could reasonably be expected to have a potential material impact on the investment decisions of the Company’s securityholders.

Furthermore, the Company has not experienced, and does not expect to experience, any material adverse effect on its reputation or value of it securities. Cascades is not aware of any shareholder or other inquiries or  divestments of its securities resulting from resales by unrelated third - party customers or trade  groups to end-users in Cuba, Iran, Syria and the Sudan.  Cascades is also not aware of  any major secruityholders being American state and municipal governments, universities and other investors that have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in sanctioned countries.

In connection with our response to your comments on our filings, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert F. Hall

Robert F. Hall
Vice President, Legal Affairs and Corporate Secretary

cc:	John Reynolds, Securities and Exchange Commission
Jennifer Hardy, Securities and Exchange Commission